UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:        Dreman Contrarian Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Unified Fund Services, Inc., 431 N. Pennsylvania Street, Indianapolis, IN 46204

Telephone Number (including area code): (800) 247-1014

Name and address of agent for service of process:

E. Clifton Hoover, Jr., Secretary, c/o Unified Fund Services, Inc.,      431 N. Pennsylvania Street, Indianapolis, IN 46204

Copies of service of process to:

Steven M. Felsenstein, Esq., Greenberg Traurig, LLP, 2700 Two Commerce Square, 2001 Market Street, Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ X ] NO ☐

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Jersey City and the State of New Jersey on the 4th day of September, 2007.

DREMAN CONTRARIAN FUNDS

By: /s/ Boris Onefater

Name:	Boris Onefater

Title: Chairman of the Board, President and Chief Executive Officer

ATTEST:

/s/ E. Clifton Hoover, Jr.

Name: E. Clifton Hoover, Jr.

Title: Secretary

PHI 316207117v2 8/20/2007